July 25, 2012

Douglas Y. Charton
617.951.9192
Fax:  617.261.3175
douglas.charton@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

RE:	ASGI Aurora Opportunities Fund, LLC
File No.: 811-22516

Dear Ms. O’Neal-Johnson:

We have received the Staff’s comments on the preliminary information statement filed on Form PRE 14C on July 2, 2012 (the “Information Statement”) for ASGI Aurora Opportunities Fund, LLC (the “Fund”).  The Staff’s comments were received telephonically on July 11, 2012 (the “Comments”).  We respectfully submit this response letter on behalf of the Fund.

We are submitting this response along with the definitive information statement (“Definitive Information Statement”) that will be mailed to investors, and per your request have included a redline reflecting the implementation of the Comments in the Definitive Information Statement.  We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Information Statement followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Information Statement.

INFORMATION STATEMENT

1.
On page 2 in the cover letter and on page 15 in “Amended and Restated LLC Agreement,” please clarify whether the conversion of the Fund’s tax status (including changes to the Existing LLC Agreement necessary to effectuate such conversion) requires shareholder approval.

Response: The requested clarifications have been made.

2.
On page 4 in “Amendment No. 1 to Advisory Agreement - Background” and on page 6 in “Amendment No. 1 to Advisory Agreement – The Advisory Agreement Amendment,” please state that the annual percentage rate retained by the Adviser will remain the same after payment of the Subadvisory Fee.

Response: The requested changes have been made.

3.
On page 6 in “Amendment No. 1 to Advisory Agreement - Background” please state as a percentage the difference between the aggregate Management Fee amounts, in accordance with Item 22(c)(9)(iii) of Schedule 14A.

Response: The requested change has been made.

4.
On page 8 in “Amendment No. 1 to Advisory Agreement – Board Consideration of the Advisory Agreement Amendment” please state the conclusion(s), if any, that the Board reached regarding the performance of the Fund compared to other similarly situated funds.

Response:     As a supplemental response, the Board is not required to and did not reach a formal conclusion with specific regard to the Fund’s comparative performance; however, the Board considered the performance comparisons with other similarly situated funds as one of many factors in reaching its conclusion that the proposed Management Fee and total expense ration of the Fund were reasonable and satisfactory in light of the services to be provided.  The Fund clearly states the Board’s conclusion and believes the existing disclosure to be sufficient in this regard.

5.
On page 11 in “Amendment No. 1 to Sub-Advisory Agreement - The Sub-Advisory Agreement - Subadvisory Compensation” please clarify whether the Performance Fee of $74,120 is included in or separate from the stated Subadvisory Fee amount of $173,204.

Response: The requested clarification has been made.

6.	Please confirm supplementally that the proposed changes to the Existing LLC Agreement will not result in a change in the Fund’s net asset value or the value of Members’ investments in the Fund.

Response: The Fund confirms that the changes to the Existing LLC Agreement will not result in any changes to the Fund’s net asset value or to the value of Members’ investments in the Fund.

7.	Please ensure that the fee table and synopsis are consistent with Item 3 of Form N-2. Please move the fee table to the section of the Information Statement following the description of the changes to the advisory and subadvisory compensation arrangements.

Response: The requested changes have been made.

8.	In the fee table, please present each Class’s expenses before and after amendments side-by-side.

Response: The requested change has been made.

*           *           *

Thank you for your attention to these matters.  If you have any questions, please call me at 617.951.9192 or George Zornada at 617.261.3231.

Very truly yours,

/s/ Douglas Y. Charton
Douglas Y. Charton

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